SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 20, 2000

THE GEON COMPANY
(Exact name of registrant as specified in charter)

Delaware	1-11804	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Geon Center, Avon Lake, Ohio	44012
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   440-930-1001

Not Applicable
(Former name or former address, if changed since last report.)

Item 5. Other Events

The Geon Company (NYSE: GON) and M.A. Hanna Corporation (NYSE: MAH: CHICAGO) announced today that the waiting period for government antitrust review of the proposed combination of the two companies expired without any government action or inquiry. Accordingly, the parties will be free to consummate the transaction upon completion of other regulatory and procedural matters.

Item 7(c). Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit 99.1 Press Release of July 20, 2000 announcing the expiration of the waiting period for government antitrust review of the proposed combination of The Geon Company (NYSE: GON) and M.A. Hanna Corporation (NYSE: MAH: CHICAGO).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON COMPANY

By   /s/ Gregory L. Rutman
Secretary

Dated July 21, 2000